January 25, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Conlon Danberg

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
CIK No. 0001757499
File No. 333-269414

Acceleration Request

Requested Date:	January 27, 2023
Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Shuttle Pharmaceuticals Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-269414) (the “Registration Statement”) so that it may become effective at 5:00 p.m. Eastern Daylight Time on Friday, January 27, 2023, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to our counsel, Megan J. Penick, of Michelman & Robinson, LLP, at 212-659-2568.

Very truly yours,

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M.D.
Chief Executive Officer

cc:	Megan J. Penick, Esq.,
Michelman & Robinson, LLP